File No. 70-8511

               SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON,  D. C.  20549
                _________________________________

                 Post-Effective Amendment No. 7
                             to the
                           Form U-1/A
               __________________________________

                    APPLICATION - DECLARATION
                              Under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
                _________________________________

System Energy Resources, Inc.     Entergy Corporation
1340 Echelon Parkway              P.O. Box 61005
Jackson, Mississippi 39213        New Orleans, Louisiana  70161
Telephone:  601-368-5000          Telephone:  504-529-5262

Entergy Arkansas, Inc.            Entergy Louisiana, Inc.
P.O. Box 551                      639 Loyola Avenue
Little Rock, Arkansas  72203      New Orleans, Louisiana  70113
Telephone:  501-377-4000          Telephone:  504-576-4000

Entergy Mississippi, Inc.         Entergy New Orleans, Inc.
P.O. Box 1640                     639 Loyola Avenue
Jackson, Mississippi  39205       New Orleans, Louisiana  70113
Telephone:  601-969-2311          Telephone:  504-576-4000


     (Names of companies filing this statement and addresses
                 of principal executive offices)
               __________________________________

                       ENTERGY CORPORATION

             (Name of top registered holding company
             parent of each applicant or declarant)

                _________________________________


                    Steven C. McNeal
                    Vice President, Corporate Finance
                    Entergy Services, Inc.
                    639 Loyola Avenue
                    New Orleans, LA  70113
                    (504) 576-4363

             (Name and address of agent for service)
              _____________________________________

         The Commission is also requested to send copies of communications in connection with this matter to:


                  Laurence M. Hamric, Esq.
                  Ann G. Roy, Esq.
                  Entergy Services, Inc.
                  639 Loyola Avenue
                  New Orleans, Louisiana 70113
                  (504) 576-2095


The Application-Declaration is amended as follows:

Item 1.   Description of Proposed Transactions.

      Section B.     Issuance of First Mortgage Bonds and
      Debentures and Related Matters.

      Section B, Issuance of First Mortgage Bonds and Debentures and Related Matters, Paragraph 19 is restated in its entirety as follows:

          System Energy further proposes to use the net proceeds derived from the issuance and sale of the Bonds and the issuance and sale of the Debentures for general corporate purposes, including, but not limited to, the repayment of outstanding securities when due and/or the possible redemption or the acquisition of outstanding First Mortgage Bonds, the payment of construction costs and nuclear fuel costs, the repayment of short- and long-term borrowings and for other working capital needs.

      Section C.     Issuance and Sale of Tax-Exempt Bonds and
      Related Matters.

      Section C, Issuance and Sale of Tax-Exempt Bonds and
      Related Matters, Paragraph 2 is restated in its entirety as follows:

          The proceeds of the sale of Tax-Exempt Bonds, net of any underwriters' discounts or other expenses payable from proceeds, will be applied to refinance certain Pollution Control Revenue Bonds that were previously issued to finance pollution control facilities at the Grand Gulf Nuclear Station ("Facilities"). Pursuant to the terms of each Facilities Agreement, the Issuer will pay to or provide for the benefit of System Energy the total amount of the proceeds of the Tax-Exempt Bonds and System Energy will agree to pay amounts sufficient to pay the principal or redemption price of, premium, if any, and interest on the Tax-Exempt Bonds. Such payments will be made by System Energy directly to the Trustee pursuant to the Indenture. If the Facilities Agreement is in the form of an installment purchase agreement, the Facilities may be transferred by installment sale between the Issuer and System Energy. Under the Facilities Agreement, System Energy may also be obligated to pay (i) the fees and charges of the Trustee and any registrar or paying agent under the Indenture, and, if any, a Remarketing Agent and a Tender Agent as hereinafter referred to, (ii) all expenses incurred by the Issuer in connection with its rights and obligations under the Facilities Agreement,
      (iii) all expenses necessarily incurred by the Issuer or the Trustee under the Indenture in connection with the transfer or exchange of Tax-Exempt Bonds, and (iv) certain other fees and expenses.

      Section D.     Other.

      Section D , Compliance with Rules 53 and 54, is hereby deleted in its entirety and restated as follows:

          Entergy hereby represents that, pursuant to Rule 54 under the Act, (1) for the reasons discussed below, the condition set forth in Rule 53(a)(1) that Entergy's "aggregate investment" in "exempt wholesale generators" ("EWGs") and "foreign utility companies" ("FUCOs") not exceed 50% of Entergy's "consolidated retained earnings" is not currently satisfied, and (2) all of the other criteria of Rule 53(a) and (b) are satisfied.<FN1>

          Entergy's "aggregate investment" in EWGs and FUCOs is equal to approximately 54% of Entergy's "consolidated retained earnings" as of March 31, 1998. Entergy's "aggregate investment" currently exceeds the 50% limitation in Rule 53(a)(1) as a result of certain charges against Entergy's consolidated retained earnings, including a net decrease of approximately $140 million in Entergy's consolidated retained earnings from the quarter ended June 30, 1997 to the quarter ended September 30, 1997. This $140 million net decrease was attributable primarily to the recording in July 1997 of a one-time "windfall profits tax" imposed by the British government on London Electricity plc ("London Electricity"), an indirect subsidiary of Entergy and a FUCO, and other privatized companies in the United Kingdom. This tax, which was approximately US$234 million for London Electricity, was made payable in installments, the first of which was paid on December 1, 1997, and the second which will be due on December 1, 1998. The first installment was paid by London Electricity, without need for additional investment by Entergy, and it is not anticipated that there will be a need for any additional investment by Entergy to fund London Electricity's payment of the second installment. Entergy states that, but for the windfall profits tax aggregate earnings from EWGs and FUCOs would have made a positive contribution to Entergy's retained earnings for the year ended December 31, 1997.

          Following the July 2, 1997 announcement by the Labor Government of the proposed windfall profits tax, a Standard & Poor's Ratings Group report listed 13 British utilities, including London Electricity, on "CreditWatch with negative implications". However, as of March 31, 1997, London Electricity's senior debt ratings have not changed due to the enactment of the windfall profits tax. Moreover, as noted below, after Entergy announced its intent to acquire London Electricity, Standard & Poor's Ratings Group affirmed its outstanding ratings on the Entergy's operating companies' senior secured debt.

           Entergy currently is not rated by Standard & Poor's Ratings Group. However, all of Entergy's operating companies have debt ratings of at least investment grade, except that Entergy Gulf States, Inc.'s ("Gulf States") debt ratings for all debt other than senior secured debt is below investment grade. Currently, Gulf States has $904.7 million in long term debt below investment grade consisting of preferred stock, quarterly income preferred securities, debentures, and tax-exempt bonds. However, as of July 1, 1998, $50 million in debentures will be retired and $21.6 million in tax-exempt bonds will be redeemed resulting in $833.1 million of long-term debt remaining outstanding below investment grade for Gulf States.

          On March 20, 1995, Standard & Poors ("S&P"), lowered the ratings of Entergy Gulf States, Inc. ("GSU", formerly
     Gulf States Utilities Company) as follows:

          Senior Secured Debt to triple `B' minus from triple `B'
          Senior Unsecured Debt and Preferred Stock from double
          `B'from triple `B'
                    minus
          Preference Stock to double `B' from double `B' plus

     S&P's stated reasons for the downgrade were as follows:

          "The downgrade results from decision by the Public Utilities Commission of Texas (PUCT) to reduce GSU's rates by $52.9 million. The reduction is less than the $93 million originally proposed by the hearing examiner. The rate change includes reductions associated with calculating rates based on "actual taxes paid methodology", the premium paid for the power purchased from the Nelson Plant, a small disallowance of certain River Bend operation and maintenance costs, and certain amount associated with allocation of costs.

          The rate reduction coupled with the financial pressures resulting from the Cajun Electric bankruptcy filing with rate of recovery of the utility from financial stress resulting from large debt burden incurred from the construction of River Bend

          Nuclear Station. Funds from operations interest coverage is projected to be weak for the rating in the near term. The utility is expected to aggressively control costs during the recovery period and reduce dividends of to Entergy Corp., to mitigate the effects of the rate reductions."

          March 31, 1995, Moody's Investors Service ("Moody's") downgraded GSU's First Mortgage Bonds to Baa3 from Baa2; debentures and senior unsecured pollution control bonds to Ba1 from Baa3; and preferred stock to ba1 from baa3. Moody's stated reasons for the downgrade were as follows:

           On Monday, March 20, the PUCT ordered an annual rate reduction of $52.9 [sic] million in GSU's Texas service territory. Moody's believes that this rollback, when combined with the prior rate rollbacks of $20 million in 1993 and $20 million in 1994, hinders substantially the financial flexibility of GSU going forward. In addition, Moody's notes that GSU is facing a myriad of other uncertainties, including the ultimate resolution of the Cajun lawsuit, ramifications of the Cajun bankruptcy on River Bend operations, potential River Bend asset write-downs, merger related write-offs and regulatory proceeds with negative implications in its Louisiana service territory. Final arguments in the Cajun lawsuit were heard on March 17, 1995, and it is unclear as to how long the judge, who is also the bankruptcy judge in the Cajun Chapter 11 filing will take to issue a decision. Moody's believes that even a dismissal of the lawsuit will result in at least a write-off of the operating and maintenance expenses owed to GSU for River Bend."

     Section E.     Capitalization Ratios.

     Section E, Capitalization Ratios is deleted in its entirely and restated as follows:

          Entergy states that as of March 31, 1998, Entergy's consolidated capitalization consisted of 42.9% equity (including mandatorily redeemable preferred securities) and 57.1% debt, (including long-term debt, currently maturing long-term debt, preferred stock of subsidiaries with sinking fund, and preference stock of subsidiaries). On a pro forma basis, taking into consideration the transaction contemplated in this filing, the ratios would be 42.2% to 57.8%, respectively, for equity and debt. Entergy states that, its consolidated capitalization ratio, will not be materially effected by this transaction. Entergy further states that as of September 30, 1992, before the original investment by Entergy in EWGs or FUCOs, Entergy's consolidated debt to total capital ratio was 54.6% and its capitalization ratio was 45.4%, and as of March 31, 1998, Entergy's debt to total capital ratio was 57.1% and its capitalization ratio was 42.9%.


Item 6.   Exhibits and Financial Statements

      Item 6, Exhibits and Financial Statements is amended to include the following:


      Section A.    Exhibits

               H-3       Amended revised suggested form of Notice
               of proposed transactions for publication in the Federal Register (deleted and restated in its entirety).

                           SIGNATURES

Pursuant to the requirements of the Public Utility Holding

Company Act of 1935, the undersigned companies have duly caused this amendment to be signed on their behalf by the undersigned thereunto duly authorized.



                    SYSTEM ENERGY RESOURCES, INC.
                    ENTERGY CORPORATION
                    ENTERGY ARKANSAS, INC.
                    ENTERGY LOUISIANA, INC.
                    ENTERGY MISSISSIPPI, INC.
                    ENTERGY NEW ORLEANS, INC.




                    By:      /s/ Louis E. Buck
                                Louis E. Buck
                       Vice President, Chief Accounting Officer and
                             Assistant Secretary




Dated: July 30, 1998

_______________________________
<FN1> The terms "aggregate investment" and "consolidated retained earnings" are used herein as defined in Rule 53.